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03001890

.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/3

FACING PAGE

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-44780

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.
FEB 27 2003

Official Use Only

Firm ID No.

METROPOLITAN WEST SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11440 San Vicente Boulevard
(No. and Street)

Los Angeles	California	90049
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schweitzer, Chief Financial Officer (310) 979-6300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

(ADDRESS)	350 South Grand Avenue, Suite 200	Los Angeles	California 90071-3462
	Number and Street	City State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 ...

OATH OR AFFIRMATION

I, Richard Schweitzer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2002 and supplemental schedule pertaining to Metropolitan West Securities, LLC (the "Company") as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California)

County of Los Angeles)

2/13/03

Signature Date

Subscribed and sworn (or affirmed before me on this date of 13th day of February 2003.

Chief Financial Officer

Title

YOLANDA ZUNIGA
COMM. # 1287960
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 18, 2005

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital. for Brokers and Dealers Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.(not applicabl
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under
Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. (not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the
date of the previous audit. (Supplemental Report on Internal Control, filed concurrently and included in the Public Report as a separate document.)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Members
Metropolitan West Securities, LLC

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Metropolitan West Securities, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2003

METROPOLITAN WEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 2,629
Accounts receivable—securities lending	2,359
Accounts receivable—other	402
Property and equipment—net	1,880
Due from Affiliates	119
Prepaid expenses and other assets	487
TOTAL	$ 7,876

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES—Accounts payable and accrued liabilities	$ 1,041
MEMBERS' CAPITAL	6,835
TOTAL	$ 7,876

See accompanying notes to statement of financial condition.

METROPOLITAN WEST SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Dollars in Thousands)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Metropolitan West Securities, LLC (the "Company") is a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist of corporations, pension plans, municipalities, mutual funds and insurance companies.

As a result of a corporate reorganization that became effective January 1, 2002, the Company is 60% owned by Metropolitan West Financial, LLC ("MWF"), a holding company, and 40% owned by senior management of the Company. The Company's business operations are composed largely of its activities as an investment adviser, which include securities lending services and fixed income asset management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions.

The Company primarily earns fees arranging securities lending transactions and has collateral requirements in excess of 100%. The Company indemnifies its securities lending clients against borrower default. This risk is mitigated by entering into loan transactions only with well-capitalized counterparties and by having these counterparties provide excess collateral. All exposure is marked to market daily. The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. The Company has errors and omissions insurance to limit this exposure.

Cash and Cash Equivalents—Cash and cash equivalents consist principally of shares of 2(a)(7) money market funds.

Property and Depreciation—Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

Long Lived Assets—In the event that the facts and circumstances indicate that furniture, equipment, leasehold improvements, and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes—As of November 1, 2001, the Company reorganized as an LLC for federal and state tax purposes. Pursuant to this tax election, the Company has not recorded a liability for federal income tax purposes, since income taxes, if any, are the responsibility of its members. However, the Company is subject to certain California franchise taxes imposed on such companies.

Use of Estimates—The preparation of the accompanying statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

Members' Capital—Because of differences in accounting principles generally accepted in the United States of America and accounting principles used for income tax purposes, members' capital as shown on the statement of financial condition is not equivalent to the members' tax basis in the Company.

2. PROPERTY AND EQUIPMENT

Fixed assets comprise the following as of December 31, 2002:

Office equipment	$2,846
Furniture and fixtures	968
Computer software	943
Leasehold improvements	190
Total	4,947
Less accumulated depreciation	3,067
Property and equipment—net	$1,880

3. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows as of December 31, 2002:

Year Ending December 31	
2003	$ 489
2004	489
2005	489
2006	489
2007	489
Thereafter	3,494
Total	$5,939

4. BENEFIT PLAN

The Company has a qualified defined-contribution plan ("401(k) plan") covering substantially all of its employees. Each year, each employee may contribute up to 15% of pre-tax salary, up to a limit of $11. The Company contributes an amount equal to 25% of the participant's contribution, up to a limit of $3.

5. TRANSACTIONS WITH AFFILIATES

The Company provides certain administrative services for MWF, Metropolitan West Asset Management, LLC, Metropolitan West Capital Management, LLC, and MW Post Advisory Group, LLC—companies affiliated by common management, ownership or control ("Affiliates"). The Company is reimbursed for such services from these Affiliates based on the actual cost incurred.

Certain officers and board members of the Company serve as officers and board members for MWF and other companies affiliated by common management, ownership or control.

The Company leases office facilities from a partnership consisting of certain members of MWF. These leases are included in the schedule of commitments in Note 3.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,550, which was $1,481 in excess of its required net capital of $69. The Company's ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2002.

7. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

February 18, 2003

Metropolitan West Securities, LLC
11440 San Vicente Boulevard
Los Angeles, California 90049

In planning and performing our audit of the financial statements of Metropolitan West Securities, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 18, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP